ANNOUNCEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS (“AGMS”)

In accordance with Article 13 paragraph 1 of the Articles of Association of PT INDOSAT Tbk (hereinafter referred to as the “Company”), this Announcement serves to inform that the Company will hold its AGMS on:

Date

:

Thursday, May 22, 2014

Time

:

2.00 p.m. (Western Indonesia Time) until end

Venue

:

Auditorium 4th Floor, Indosat Building

Jl. Medan Merdeka Barat No.21

Jakarta 10110

Shareholders who are entitled to attend or represented at the AGMS are:

a.

For those whose shares have not been electronically registered in the Collective Custody of PT Kustodian Sentral Efek Indonesia (“PT KSEI”), only the shareholders whose names are registered in the Company's Share Register as at 4.00 p.m. on May 6, 2014.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company’s Shareholders in the securities account of the Custodian Bank or Securities Company as at 4.00 p.m. on May 6, 2014.

The invitation for the above mentioned AGMS will be advertised in the same newspapers on May 7, 2014.

Jakarta, April 22, 2014

PT INDOSAT TBK

The Board of Directors